SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2009

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                            Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐                            No    ☒

This Report contains a copy of the following:

(1)	The Press Release issued on December 1, 2009.

PRESS RELEASE

Brussels and New York, 1 December 2009 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev and Blackstone Announce

Completion of Sale of Busch Entertainment

Corporation

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) and The Blackstone Group (NYSE: BX) today announced that they have closed the previously announced transaction for Blackstone Capital Partners V L.P. (Blackstone) to purchase Busch Entertainment Corporation from Anheuser-Busch InBev, for up to USD 2.7 billion. In accordance with the agreement, the purchase price is comprised of a cash payment of USD 2.3 billion and a right to participate in Blackstone’s return on its initial investment capped at USD 400 million. Busch Entertainment Corporation is now known as SeaWorld Parks & Entertainment.

BofA Merrill Lynch, Barclays Capital, Blackstone Advisory & Restructuring Partners, Deutsche Bank Securities Inc. and Goldman Sachs acted as financial advisors to Blackstone. Simpson Thacher & Bartlett LLP acted as legal counsel to Blackstone.

J.P. Morgan and Lazard acted as financial advisors to Anheuser-Busch InBev. Sullivan & Cromwell LLP acted as legal counsel to Anheuser-Busch InBev.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of nearly 300 brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local jewels” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE

Brussels and New York, 1 December 2009 – 2 / 2

About SeaWorld Parks & Entertainment

SeaWorld Parks & Entertainment (SeaWorld) (formerly known as Busch Entertainment Corporation) is the second largest entertainment park operator in the United States. SeaWorld operates ten parks: SeaWorld parks in Orlando, Fla., San Diego, Calif., and San Antonio, Texas; Busch Gardens parks in Tampa, Fla. and Williamsburg, Va.; Discovery Cove in Orlando; Sesame Place in Langhorne, Pa., near Philadelphia; water parks Aquatica in Orlando, Adventure Island in Tampa, and Water Country USA in Williamsburg. SeaWorld and its parks employ 25,000 people nationwide. The SeaWorld parks are known for creating one-of-a-kind adventures and thrills based on interactive experiences with the natural world.

About The Blackstone Group

The Blackstone Group is one of the world’s leading investment and advisory firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, the companies we advise and the broader global economy. We do this through the commitment of our extraordinary people and flexible capital. Our alternative asset management businesses include the management of private equity funds, real estate funds, hedge funds, funds of funds, debt funds, collateralized loan obligation vehicles (CLOs) and closed-end mutual funds. The Blackstone Group also provides various financial advisory services, including mergers and acquisitions advisory, restructuring and reorganization advisory and fund placement service. Further information: www.blackstone.com

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

The Blackstone Group Contact:

Media

Christine Anderson

Tel: +1-212-583-5182

E-mail: christine.anderson@blackstone.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: December 1, 2009	By:	/s/ B. Loore
Name: B. Loore Title: VP Legal Corporate